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Filed by: Federated Equity Funds

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:   Prudent Bear Fund
Commission File No. 811-4017

Federated
World Class Investment Manager (R)                                                                            PRUDENT BEAR FUNDS, INC. LOGO

Press Release

Federated Investors, Inc. Announces Strategic Acquisition Involving the Prudent Bear funds and the Hire of Key Investment Professionals

(PITTSBURGH, Pa., July 15, 2008) -- Federated Investors, Inc. (NYSE: FII), one of the nation's largest investment managers, today announced that it reached a definitive agreement to acquire certain assets of David W. Tice & Associates LLC that relate to the management of the $1.2 billion Prudent Bear Fund and the $507 million Prudent Global Income Fund.  The purchase price of the transaction includes a $43.0 million initial payment and future contingent payments of up to $99.5 million over the next four years.  The announcement was made by J. Christopher Donahue, president and chief executive officer of Federated and David W. Tice, president and founder of David W. Tice & Associates.

Since its inception in 1995, the Prudent Bear Fund has used specialized investment strategies to achieve performance at the top of its bear-market fund peer group.  More specifically, the fund targets positive capital appreciation through a combination of short sales of equity securities, short sales and puts of equity market indices and long positions in stocks of precious-metals companies, overlaid with a risk control process to limit losses in bull markets.

The Prudent Global Income Fund seeks current income and capital appreciation for its investors. The Prudent Global Income Fund is designed to help investors benefit from a weakening U.S. dollar and increasing gold prices.  It invests largely in short-term government-issued foreign fixed-income securities and gold mining equity securities.

“Federated believes that the Prudent Bear funds’ strong performance and unique investing approach will complement Federated’s existing alternative investment products, as well as other core offerings, as a part of an investor’s overall asset allocation strategy,” said J. Christopher Donahue.  “In addition, the Prudent Bear funds will be distributed through the deep network of financial intermediaries with whom Federated has existing relationships.”

“We chose Federated because of the firm’s commitment to the Prudent Bear funds’ investment strategies and investment team, as well as the significant additional resources Federated can provide to the funds,” said David W. Tice.  “In addition, Federated’s broad array of investment products provides the Prudent Bear funds’ shareholders with the ability to exchange into other equity or fixed-income mutual funds.”

The sale is expected to close in the fourth quarter of 2008.  In connection with the agreement, Federated will re-brand the Prudent Bear funds as the newly created Federated Prudent Bear Fund and the Federated Prudent Global Income Fund and will acquire the related intellectual capital.

As maintaining the stability of management is important to each of the Prudent Bear funds’ success, key investment management personnel who currently work on the funds have signed employment and non-compete agreements with Federated.  Doug Noland, who has been responsible for much of the day-to-day management of both funds, will serve as senior vice president and senior portfolio manager for both funds and will continue to provide day-to-day management of each portfolio.  Noland has worked on the Prudent Bear funds in various capacities for nearly 10 years and has almost 19 years of short-side fund-management experience.  Noland earned his undergraduate degree in accounting and finance from the University of Oregon and earned a master’s of business administration degree from Indiana University.

“Doug Noland is one of the top minds in the country when it comes to shorting stocks in a risk- controlled mutual fund framework,” said Steve Auth, Federated’s chief investment officer for global equities.  “He and his team will be a valuable addition to Federated as we grow our capabilities in the alternative-asset space.”

Patrick Ryan Bend will also continue in his role on the investment management team as he joins Federated as vice president and portfolio manager for the Federated Prudent Bear Fund.  Bend has been a part of the investment process at the Prudent Bear funds since 2004.  He earned his undergraduate degree from the University of Western Ontario and a master’s of business administration degree from Indiana University.  Bend is a CFA charterholder.

David W. Tice, who founded the Prudent Bear funds and was instrumental in building them into the well-recognized products that they are today, will join Federated as a chief portfolio strategist.  Tice is a CFA charterholder and certified public accountant.  He earned his master’s of business administration and undergraduate degrees from Texas Christian University.

The transaction has been approved by the Board of Directors of Federated Investors, Inc. and the owner of David W. Tice and Associates LLC.  The Board of Directors of the Prudent Bear funds and Board of Trustees of the Federated mutual funds are each scheduled to meet to discuss the proposed reorganizations of the Prudent Bear funds into the newly created Federated funds in July and August 2008, respectively.  In addition to being subject to the approval of the Board of Trustees of the Federated mutual funds and the Board of Directors of the Prudent Bear funds, the reorganizations are subject to the approval of the Prudent Bear funds’ shareholders.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing $338.5 billion in assets as of March 31, 2008.  With 147 mutual funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.  For more information, visit FederatedInvestors.com.

###

Certain statements in this press release, such as those related to Federated’s expansion of its alternative-asset product line, the distribution of the new funds, and fund management, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Federated, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.  Among other risks and uncertainties is the ability of Federated to successfully expand its alternative-asset product line, distribute the new funds, maintain stable fund management and the risk factors discussed in Federated’s annual and quarterly reports as filed with the Securities and Exchange Commission.  As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither Federated nor any other person assumes responsibility for the accuracy and completeness of such statements.

Federated Securities Corp. is distributor of the Federated funds.

Quasar Distributors, LLC, is distributor of the Prudent Bear funds.

Quasar Distributors, LLC and David W. Tice & Associates are not affiliated with Federated.

Federated separately managed accounts are made available through Federated Global Investment Management, Federated Investment Counseling and MDT Advisers, each a registered investment advisor.

More information about the Prudent Bear Funds may be obtained by calling 800-711-1848, or visiting www.prudentbearfunds.com.  Please read the prospectus carefully before investing.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC).  Investors are urged to read the prospectus/proxy statement because it contains important information.  The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Contacts:

FII MEDIA                                            FII MEDIA                                     FII ANALYSTS                                 PRUDENT BEAR
Meghan McAndrew                            Ed Costello                                     Ray Hanley                                        Rob Peebles
(412) 288-8103                                       (412) 288-7538                                 (412) 288-1920                                   214-696-5474
mmcandrew@federatedinv.com      ecostello@federatedinv.com         rhanley@federatedinv.com              rob@tice.com

Filed by: Federated Equity Funds

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:   Prudent Bear Fund

 Commission File No. 811-4017

FOR FEDERATED, PRUDENT BEAR AND U.S. BANK INTERNAL USE ONLY.
NOT FOR DISTRIBUTION TO THE PUBLIC

Federated Investors/Prudent Bear
Talking Points
July 15, 2008

WHAT:
•
Federated Investors and David W. Tice and Associates LLC agreed that certain assets that relate to David Tice & Associates’ management of the Prudent Bear Fund and the Prudent Bear Global Income Fund will be acquired by Federated.

•
Shareholders of the Prudent Bear Fund with assets of $1.2 b and Prudent Global Income Fund with assets of $507 mm as of 6/30/08 will be asked to approve a reorganization into newly created Federated funds that will continue the operations of the Prudent Bear funds.

o
The Prudent Bear Fund engages in short sales of securities, equity market indices and long positions in stocks of precious metals/companies to seek to achieve its capital appreciation objective.  (Benefits from declines in the stock market)

o
The Prudent Global Income Fund seeks current income and capital appreciation by investing primarily in short-term, foreign fixed income government securities and gold mining equity securities. (Benefits from a decline in the dollar)

•	Federated’s purchase price includes a $43.0 million initial payment and future contingent payments of up to $99.5 million over the next four years.

WHO:

•
Stability of management is important so key members of the portfolio management team of the Prudent Bear Fund and the Prudent Global Income Fund will join Federated to manage the funds using the core existing investment strategy and process post re-organization.

o	Key members of the portfolio management team will relocate to Pittsburgh.
o	Doug Noland will be managing both portfolios – he has significant expertise in shorting securities.
o	David Tice will serve in a chief portfolio strategist capacity.
•
Federated Investors, Inc. is one of the largest investment managers in the United States with $338.5 billion in asset under management as of March 31, 2008.  For more information visit FederatedInvestors.com.

HOW & WHEN:

•
The transactions are expected to close in the fourth quarter of 2008.  The reorganization of each fund is expected to be a tax-free reorganization and is subject to Board of Directors/Trustees and shareholder approval.  Further details will be mailed to shareholders later in the summer.

•	Information about each fund will continue to be available on the website: prudentbearfunds.com

•	A press release is attached to this email and can be sent to clients, shareholders and other interested parties.

FOR INTERNAL FEDERATED, PRUDENT BEAR AND U.S. BANK USE ONLY. NOT FOR DISTRIBUTION TO THE PUBLIC

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC).  Investors are urged to read the prospectus/proxy statement because it contains important information.  The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated Equity Funds

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Prudent Bear Fund
 Commission File No. 811-4017

PRUDENT BEAR FUNDS, INC. LOGO

July 15, 2008

RE: IMPORTANT NEWS ABOUT THE PRUDENT BEAR FUND AND
PRUDENT GLOBAL INCOME FUND

Dear Financial Professional:

Since each fund’s inception, the Prudent Bear Fund and Prudent Global Income Fund have been successfully using alternative investment strategies to achieve performance at the top of their peer groups. We wanted to let you know of a recent announcement, one that we are confident you will appreciate.

What is the announcement?

Federated Investors, Inc. (NYSE: FII), one of the nation's largest managers of mutual funds and investment products, has reached a definitive agreement to acquire certain assets that relate to David W. Tice & Associates, LLC’s business of managing the Prudent Bear Fund and Prudent Global Income Fund. David W. Tice & Associates, LLC is receiving consideration for the sale of certain assets related to its business of managing the Prudent Bear Fund and Prudent Global Income Fund. The sale is expected to close by the end of the year. In connection with the agreement, Federated will re-brand the Funds as the newly created Federated Prudent Bear Fund and the Federated Prudent Global Income Fund and will acquire the related intellectual capital.

Let us share further specifics regarding the Funds and how the sale will impact you and your clients.

Who will manage the Funds after the sale is complete?

Recognizing that stability of management is important to the Funds’ success, key members of the Prudent Bear Fund and Prudent Global Income Fund investment teams will move to Federated and will manage the Federated funds. Under the strategic guidance of David Tice as chief portfolio strategist, Doug Noland will provide day-to-day management of the Federated funds as lead portfolio manager, supported by Ryan Bend. They will follow the same innovative process developed by Tice and his team, which has been used in managing the Funds since their inception. Plus, all of Federated’s sophisticated tools, technology, and resources will now be available to them.

Who is Federated Investors?

Federated is one of the largest investment managers in the United States today, managing $338 billion in assets under management, including more than $61 billion in equity and bond assets, as of March 31, 2008. With 147 mutual funds and a variety of investment products, Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Nearly 170 sales professionals service these client relationships. Federated is a component of the S&P 500 Index.

Why did David W. Tice & Associates agree to the acquisition?

As part of our due diligence on this transaction, we carefully considered all the factors involved in managing the Prudent Bear Fund and Prudent Global Income Fund internally versus working with the Federated organization. We undertook an extensive review of Federated Investors on many levels, including their executive management team, their investment research team, and their research and trading capabilities. Additionally, the cultures of the organizations are very similar, as we both focus on delivering the highest quality investment intelligence and client service.

We believe there are numerous benefits to you:

w
First and most importantly, key members of both Funds’ management teams have committed to join Federated and manage the new Federated funds. Each new Federated fund will utilize the same core investment process going forward.

w
Second, the breadth and depth of Federated’s global research and trading capabilities will enable the new Federated funds to seek to expand their research and investment processes, which will be key to their success. We also appreciate Federated’s expanded emphasis on alternative investments and are excited that the Federated Prudent Bear Fund and Federated Prudent Global Income Fund will be key components of this important segment.

w	Third, being part of the Federated organization will be advantageous in attracting and retaining top investment talent.
w	Fourth, Federated’s broad array of investment products will provide you with the ability to exchange into other equity or fixed-income mutual funds.
w	Fifth, Federated’s compliance, legal, and back office capabilities provide significant advantages in terms of enhancing trading and stock borrowing capabilities.
w	Finally, Federated’s extensive distribution system will increase the potential for new asset growth. Larger scale may also lead to greater efficiencies and investment opportunities.

Is the Prudent Bear team still bearish?

Yes. It is our view that last year we witnessed the bursting of a historic credit bubble, followed this year by the initial unwinding of the U.S. "bubble economy." It remains our belief that with a protracted restructuring of the economy now underway, an extended secular bear is unavoidable.

Are Prudent Global Income Fund managers still bearish on the dollar?

Yes. As of this writing, we believe that the pressures on the dollar have yet to be reversed and that the dollar could potentially lose its status as the world’s reserve currency.

Why are the Prudent Bear Fund and Prudent Global Income Fund good fits for Federated?

Federated believes that the Funds’ strong performance and unique investing approach will enable the new Federated funds to complement Federated’s existing alternative investment products, as well as other core offerings, as part of a client’s well-rounded asset allocation strategy.

July 15, 2008
Page

Will the sale affect the value of my clients’ accounts?

If approved, the reorganizations into the new Federated funds are not expected to have any effect on the value of your clients’ accounts, nor do we expect the sale to have tax consequences to shareholders.

Will my compensation for selling the Fund(s) change?

You will receive the same level of compensation that the Prudent Bear Fund and Prudent Global Income Fund pay today.

Will fund expenses change?

Fund expenses will remain competitive, and Federated expects expense ratios of share classes of each new Federated fund to be comparable to current levels.

What communications will my clients receive?

In the coming weeks, assuming clients continue to hold shares of either Fund on the record date, your clients will receive proxy information that is sent to all fund shareholders. David W. Tice & Associates, LLC and the Board of Directors of the Prudent Bear Funds, Inc. will ask Fund shareholders to vote on the reorganization of the Funds, which will allow the Prudent Bear Fund and Prudent Global Income Fund to be reorganized into new Federated funds that are part of the Federated fund complex. We are confident that the proposed reorganizations are in the best long-term interest of the Funds’ shareholders.

Who do I contact for servicing or questions?
You can continue to use your current contacts until the transaction is completed, which we expect to be in the fourth quarter. Please check www.prudentbearfunds.com periodically for updated information.

Is there anything I need to do for my clients right now?

Not at the present time. It is our intention to make this transition as seamless as possible for you and your clients. We deeply appreciate your longstanding support.

Sincerely,

David W. Tice
President and Founder
David W. Tice & Associates, LLC

Doug Noland
Assistant Portfolio Manager & Strategist
Prudent Bear and Prudent Global Income Funds

July 15, 2008
Page

________________________

Investment Information

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted.

Investing in international companies carries risks such as currency fluctuation, interest rate fluctuation, and economic and political instability. A fund’s investment objectives, risks, charges and expenses must be considered carefully before investing.

The prospectus contains this and other important information about the investment company, and it may be obtained by calling 800-711-1848, or visiting www.prudentbearfunds.com. Please read it carefully before investing. David W. Tice & Associates, LLC, 43-46 Norre Gade, Suite 232
St. Thomas, U.S. Virgin Islands 00802.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Filed by: Federated Equity Funds

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company: Prudent Bear Fund
 Commission File No. 811-4017

PRUDENT BEAR FUNDS, INC. LOGO

July 15, 2008

RE: IMPORTANT NEWS ABOUT THE PRUDENT BEAR FUND AND
PRUDENT GLOBAL INCOME FUND

Dear Valued Shareholder:

Since each fund’s inception, the Prudent Bear Fund and Prudent Global Income Fund have been successfully using alternative investment strategies to achieve performance at the top of their peer groups. We wanted to let you know of a recent announcement, one that we are confident you will appreciate.

What is the announcement?

Federated Investors, Inc. (NYSE: FII), one of the nation's largest managers of mutual funds and investment products, has reached a definitive agreement to acquire certain assets that relate to David W. Tice & Associates, LLC’s business of managing the Prudent Bear Fund and Prudent Global Income Fund. David W. Tice & Associates, LLC is receiving consideration for the sale of certain assets related to its business of managing the Prudent Bear Fund and Prudent Global Income Fund. The sale is expected to close by the end of the year. In connection with the agreement, Federated will re-brand the Funds as the newly created Federated Prudent Bear Fund and the Federated Prudent Global Income Fund and will acquire the related intellectual capital.

Let us share further specifics regarding how the sale will impact you.

Who will manage the Funds after the sale is complete?

Recognizing that stability of management is important to the Funds’ success, key members of the Prudent Bear Fund and Prudent Global Income Fund investment teams will move to Federated and will manage the Federated funds. Under the strategic guidance of David Tice as chief portfolio strategist, Doug Noland will provide day-to-day management of the Federated funds as lead portfolio manager, supported by Ryan Bend. They will follow the same innovative process developed by Tice and his team, which has been used in managing the Funds since their inception. Plus, all of Federated’s sophisticated tools, technology, and resources will now be available to them.

Who is Federated Investors?

Federated is one of the largest investment managers in the United States today, managing $338 billion in assets under management, including more than $61 billion in equity and bond assets, as of March 31, 2008. With 147 mutual funds and a variety of investment products, Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Nearly 170 sales professionals service these client relationships. Federated is a component of the S&P 500 Index.

July 15, 2008
Page

Why did David W. Tice & Associates agree to the acquisition?

As part of our due diligence on this transaction, we carefully considered all the factors involved in managing the Prudent Bear Fund and Prudent Global Income Fund internally versus working with the Federated organization. We undertook an extensive review of Federated Investors on many levels, including their executive management team, their investment research team, and their research and trading capabilities. Additionally, the cultures of the organizations are very similar, as we both focus on delivering the highest quality investment intelligence and client service.

We believe there are numerous benefits to you:

w
First and most importantly, key members of both Funds’ management teams have committed to join Federated and manage the new Federated funds. Each new Federated fund will utilize the same core investment process going forward.

w
Second, the breadth and depth of Federated’s global research and trading capabilities will enable the new Federated funds to seek to expand their research and investment processes, which will be key to their success. We also appreciate Federated’s expanded emphasis on alternative investments and are excited that the Federated Prudent Bear Fund and Federated Prudent Global Income Fund will be key components of this important segment.

w	Third, being part of the Federated organization will be advantageous in attracting and retaining top investment talent.
w	Fourth, Federated’s broad array of investment products will provide you with the ability to exchange into other equity or fixed-income mutual funds.
w	Fifth, Federated’s compliance, legal, and back office capabilities provide significant advantages in terms of enhancing trading and stock borrowing capabilities.
w	Finally, Federated’s extensive distribution system will increase the potential for new asset growth. Larger scale may also lead to greater efficiencies and investment opportunities.

Is the Prudent Bear team still bearish?

Yes. It is our view that last year we witnessed the bursting of a historic credit bubble, followed this year by the initial unwinding of the U.S. "bubble economy." It remains our belief that with a protracted restructuring of the economy now underway, an extended secular bear is unavoidable.

Are Prudent Global Income Fund managers still bearish on the dollar?

Yes. As of this writing, we believe that the pressures on the dollar have yet to be reversed and that the dollar could potentially lose its status as the world’s reserve currency.

Why are the Prudent Bear Fund and Prudent Global Income Fund good fits for Federated?

Federated believes that the Funds’ strong performance and unique investing approach will enable the new Federated funds to complement Federated’s existing alternative investment products, as well as other core offerings, as part of a client’s well-rounded asset allocation strategy.

July 15, 2008
Page

Will the sale affect the value of my account?

If approved, the reorganizations into the new Federated funds are not expected to have any effect on the value of your account, nor do we expect the sale to have tax consequences to shareholders.

Will fund expenses change?

Fund expenses will remain competitive, and Federated expects expense ratios of share classes of each new Federated fund to be comparable to current levels.

What communications will I receive?

In the coming weeks, assuming you continue to hold shares of either Fund on the record date, you will receive proxy information that is sent to all fund shareholders. David W. Tice & Associates, LLC and the Board of Directors of the Prudent Bear Funds, Inc. will ask you to vote on the reorganization of the Funds, which will allow the Prudent Bear Fund and Prudent Global Income Fund to be reorganized into new Federated funds that are part of the Federated fund complex. We are confident that the proposed reorganizations are in the best long-term interest of the Funds’ shareholders.

Who do I contact for servicing or questions?

You can continue to contact your financial intermediary, or to or call shareholder services at (800) 711-1848 until the transaction is completed, which we expect to be in the fourth quarter. Please check www.prudentbearfunds.com periodically for updated information.

Is there anything I need to do right now?

Not at the present time. It is our intention to make this transition as seamless as possible for you, and we deeply appreciate your longstanding support.

Sincerely,

David W. Tice
President and Founder
David W. Tice & Associates, LLC

Doug Noland
Assistant Portfolio Manager & Strategist
Prudent Bear and Prudent Global Income Funds

________________________

Investment Information

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted.

Investing in international companies carries risks such as currency fluctuation, interest rate fluctuation, and economic and political instability. A fund’s investment objectives, risks, charges and expenses must be considered carefully before investing.

The prospectus contains this and other important information about the investment company, and it may be obtained by calling 800-711-1848 or by visiting www.prudentbearfunds.com. Please read it carefully before investing. David W. Tice & Associates, LLC, 43-46 Norre Gade, Suite 232
St. Thomas, U.S. Virgin Islands 00802.

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC). Investors are urged to read the prospectus/proxy statement because it contains important information. The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.